UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2009

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒   Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐  No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Two company announcements made on January 29, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: January 30, 2009	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: January 29th, 2009
URL: http://www.komatsu.com/

Consolidated Business Results for Nine Months of

the Fiscal Year Ending March 31, 2009 (U.S. GAAP)

1. Results for Nine Months ended December 31, 2008

(Amounts are rounded to the nearest million yen)

(1)	Consolidated Financial Results

	Millions of yen & US dollars except per share amounts
	Nine months ended December 31, 2008 (A)		Nine months ended December 31, 2007 (B)	Changes Increase (Decrease) (A)-(B)
	Yen	Dollar	Yen	Yen	%
Net sales	1,642,689	18,052	1,629,026	13,663	0.8

Operating income	200,171	2,200	241,442	(41,271)	(17.1)

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	178,104	1,957	234,766	(56,662)	(24.1)

Net income	113,321	1,245	151,546	(38,225)	(25.2)

Net income per share (Yen & US dollars)
Basic	¥114.30	$1.26	¥152.34	¥(38.04)	—

Diluted	¥114.21	$1.26	¥152.13	¥(37.92)	—

Note:	The translation of Japanese yen amounts into US dollar amounts hereafter is included solely for convenience and has been made for nine months ended December 31, 2008 at the rate of ¥91 to $1, the approximate rate of exchange at December 31, 2008.

(2)	Consolidated Financial Position

Millions of yen except per share amounts

	As of December 31, 2008	As of March 31, 2008
Total assets	2,053,602	2,105,146
Shareholders’ equity	835,722	887,126
Shareholders’ equity ratio	40.7%	42.1%
Shareholders’ equity per share (Yen)	¥863.60	¥891.49

2. Dividends (Cash Dividends per Share)

Yen

	The entire FY ending March 31, 2009		The entire FY ended March 31, 2008
	Results	Projection
First quarter period	—	—	—
Second quarter period	22.0	—	20.0
Third quarter period	—	—	—
Year-end	—	22.0	22.0
Total	—	44.0	42.0

Note: Changes in the projected cash dividend: None

3. Projections for the Fiscal Year Ending March 31, 2009

Millions of yen except per share amounts

	The entire fiscal year
Net sales	2,030,000	(9.5)%
Operating income	200,000	(39.9)%
Income before income taxes, minority interests and equity in earnings of affiliated companies	175,000	(45.7)%
Net income	110,000	(47.3)%
Net income per share (Yen) Basic	¥111.61	—

Notes:	1) Percentages shown above represent the rates of change compared with the corresponding period a year ago.

2) Changes in projected consolidated business results: None

4. Others

(1)	Changes in important subsidiaries during nine months ended December 31, 2008 under review: None

(2)	Simplified accounting procedures and adaptation of specific accounting procedures for the preparation of consolidated quarterly financial statements: None

(3)	Changes in accounting principles, procedures and presentations for the preparation of consolidated quarterly financial statements

1)	Changes resulting from the revision of accounting standards: Applicable
Starting in the fiscal year which began April 1, 2008, Komatsu Ltd. and its subsidiaries have adopted the provision of the Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. The adoption of SFAS No. 157 did not have a material impact on our consolidated results of operations and financial condition.

2)	Changes in matters other than 1) above: None

(4)	Number of shares of common stock outstanding

1)	The numbers of common shares outstanding including treasury stock were as follows:

As of December 31, 2008:	998,744,060 shares
As of March 31, 2008:	998,744,060 shares

2)	The numbers of shares of treasury stock were as follows:

As of December 31, 2008:	31,024,574 shares
As of March 31, 2008:	3,640,213 shares

3)	The weighted average numbers of common shares outstanding were as follows:

Nine months ended December 31, 2008:	991,427,410 shares
Nine months ended December 31, 2007:	994,759,463 shares

[Reference]

Results for Three Months ended December 31, 2008

(Amounts are rounded to the nearest million yen)

Millions of yen & US dollars except per share amounts

	Three months ended December 31, 2008
	Yen	Dollar
Net sales	431,401	4,741
Operating income	40,517	445
Income before income taxes, minority interests and equity in earnings of affiliated companies	21,376	235
Net income	12,980	143
Net income per share (Yen & US cents)
Basic	¥13.19	14	¢
Diluted	¥13.19	14	¢

Management Performance and Financial Conditions

Komatsu Ltd. (“Company”) and its subsidiaries (together “Komatsu”) had included the forklift truck business of Komatsu Utility Co., Ltd. and all businesses of Komatsu Logistics Corp. in the Industrial Machinery, Vehicles and Others segment until the end of the previous fiscal year. Starting in the current fiscal year under review, Komatsu has included all these businesses in the construction and mining equipment business and changed its business segmentation by renaming it the Construction, Mining and Utility Equipment segment and including all other businesses in the Industrial Machinery and Others segment. Accordingly, the related figures for the previous first nine-month period are stated after retrospectively reclassifying them.

1. Outline of Operations and Business Results

Consolidated net sales for nine months (April 1 – December 31, 2008) of the fiscal year, ending March 31, 2009, increased 0.8% over the corresponding nine-month period a year ago, to ¥1,642.6 billion (US$18,052 million). In the construction, mining and utility equipment business, Komatsu faced a challenging environment of a sharp drop of demand in emerging economies in the second half of the current fiscal year, which had steadily expanded earlier, as the effects of the financial turmoil extended. The environment was further compounded by the Japanese yen’s substantial appreciation against other currencies, in addition to slack demand remained in Japan, North America and Europe. In the industrial machinery and others business, nine-month sales advanced, as Komatsu NTC Ltd. became a consolidated subsidiary. However, the business environment deteriorated in the second half of the current fiscal year, as automobile manufacturing and other industries rapidly curbed their capital investment.

With respect to profits, while Komatsu worked to absorb increased prices for raw materials with internal efforts, such as increasing selling prices and reducing production costs, the Japanese yen appreciated in addition to a drastic deterioration of the market environment in the second half of the current fiscal year. As a result, operating income declined 17.1% from the corresponding period a year ago, to ¥200.1 billion (US$2,200 million). Similarly, operating income ratio decreased 2.6 percentage points to 12.2%.

Income before income taxes, minority interests and equity in earnings of affiliated companies for the nine months under review amounted to ¥178.1 billion (US$1,957 million), down 24.1% from the nine-month period a year ago. Net income for the nine-month period declined 25.2% to ¥113.3 billion (US$1,245 million).

Business results by operation are described below. Sales figures represent those made to outside customers.

Construction, Mining and Utility Equipment

Sales for the nine months under review decreased 4.1% from the corresponding period a year ago, to ¥1,428.6 billion (US$15,699 million). In the first half of the current fiscal year, Komatsu expanded sales by stepping up sales of new equipment, hiking prices and reinforcing product support operation against the background of strong demand in emerging economies, while demand in Japan, North America and Europe remained sluggish. From the second half period, however, the business environment has changed drastically, positioning demand from updrift to a sharp downdrift, as affected by the financial crisis which has overshadowed emerging economies that had enjoyed sound growth. While weathering this falling global demand and the Japanese yen’s appreciation, Komatsu worked to adjust production to cut down inventories across the board. As a result, sales for the third quarter (October – December 2008) sharply dropped from the previous third quarter.

[Sales of Construction, Mining and Utility Equipment by Region]	Millions of yen

	Nine months ended December 31, 2008 (A) 1USD = ¥102 1EUR = ¥150	Nine months ended December 31, 2007 (B) 1USD = ¥117 1EUR = ¥164	Changes Increase (Decrease) (A)-(B)
Japan	245,793	273,506	(27,713)	(10.1)%
Americas	373,080	376,113	(3,033)	(0.8)%
Europe & CIS	239,920	317,121	(77,201)	(24.3)%
China	125,558	118,938	6,620	5.6%
Asia & Oceania	259,550	244,589	14,961	6.1%
Middle East & Africa	184,748	159,688	25,060	15.7%
Total	1,428,649	1,489,955	(61,306)	(4.1)%

Japan

While public-sector investment remained slack, demand dropped substantially, as affected by the reassessment of tax revenues for road construction and slowing exports of used equipment from Japan in addition to receding housing starts against the background of soaring prices for building materials. In this environment, Komatsu concerted its efforts to expand sales of new equipment and increase selling prices. Affected by a sharp drop in demand, however, nine-month sales declined from the corresponding period a year ago.

In response to the challenging business environment, Komatsu is going to merge 12 consolidated companies of its distributors and a sales company for wear-out parts to establish a new company to which the Company will transfer its Japanese sales and service business by means of an absorption-type company split in April 2009. Under these initiatives, Komatsu is going to reinforce sales and service capabilities and enhance administrative efficiency of the construction equipment business in Japan.

Americas

North American demand for construction equipment for use in civil engineering declined as affected by a drop in U.S. housing starts and a slack economy resulting from the financial turmoil. Meanwhile, demand for equipment for use in mines continued to expand in both North and Latin America. Komatsu worked to increase selling prices and reinforce sales and product support capabilities for mining customers. At the same time, Komatsu also continued its efforts to ensure an appropriate level of inventories at its North American distributors. As a result, sales in Latin America advanced and those in North America declined considerably. Against this backdrop, nine-month sales in the Americas decreased slightly from the corresponding period a year ago.

Europe & CIS

Deterioration of European economies became clearer and more evident in the second half of the current fiscal year, and demand for construction equipment slid markedly in central and eastern countries in addition to western ones. Also in CIS, demand for equipment, which had steadily expanded, declined sharply in the second half period, as affected by the global financial turmoil and a drastic fall of commodity prices. As a result, nine-month sales in Europe & CIS decreased from the corresponding period a year ago, partly due to the efforts made proactively by Komatsu to ensure an appropriate level of inventories at its plants and distributors in Europe as demand nose-dived.

China

Total demand for equipment had continued to expand steadily up through the first half of the current fiscal year, primarily driven by strong demand for mining equipment which made up for slowing demand for construction equipment in the coastal regions. In the second half period, however, total demand declined substantially as affected by economic slowdown around the world. While sales in the third quarter (October – December 2008) declined from the previous third quarter, nine-month sales increased from the corresponding period a year ago.

Based on its projection that the Chinese market will continue to expand on the mid to long-range, Komatsu is concerting efforts to launch new products and reinforce its product support capability. To further strengthen its operation, Komatsu has also decided to acquire the rights for land for the main purpose of relocating Komatsu (Changzhou) Construction Machinery Corp., one of the major local production bases. With production start-up scheduled for January 2010, Komatsu is going to build a new plant on this new site with space twice the size of the current site. Komatsu also plans to build the KC Techno Center as a new facility to offer operator trainings and machine demonstrations.

Asia & Oceania

In Asia, where demand had steadily expanded up through the first half of the current fiscal year, demand fell in the second half as affected by the global economic slowdown and the sharp plunge of commodity prices. In response to declining demand, Komatsu also promoted information-sharing by distributors and plants in Southeast Asia, thereby cutting down inventories. In Australia, while demand declined for construction equipment for use in civil engineering, demand for mining use remained strong. Komatsu worked to shorten the delivery lead-time of equipment for customers and reduce inventories by stepping up efforts in pre-delivery installation of attachments and other modification work at plants in order to free distributors from such work. While meeting negative factors, such as slowing demand since the second half of the current fiscal year and a sharp depreciation of the local currency, the Australian dollar, Komatsu concerted efforts to increase selling prices and reinforce product support capability in both Asia and Oceania. Combined sales of these regions increased for the nine months under review, compared to the corresponding period a year ago.

Middle East & Africa

In the Middle East, demand for equipment had remained buoyant for use in large-scale civil engineering projects up through the first half of the current fiscal year. In the second half, however, some large-scale investment projects were downsized or discontinued, as affected by the global financial turmoil and nose-diving prices for crude oil, slowing down the pace of growth in demand.

Also in Africa, while demand had steadily increased for equipment for use in infrastructure development and resource development, the rate of demand growth drastically slowed down in the second half period against the background of the global financial crisis and plunging commodity prices. In this challenging environment, Komatsu continued its efforts to reinforce sales and product support capabilities in both the Middle East and Africa. While African sales declined due also to the depreciation of the rand, the currency of South Africa, Middle Eastern sales advanced. As a result, combined nine-month sales in these regions increased from the corresponding period a year ago.

Industrial Machinery and Others

In the industrial machinery business, nine-month sales under review advanced 53.9% from the previous nine-moth period, to ¥214.0 billion (US$2,352 million), supported by the addition of Komatsu NTC Ltd. as a consolidated subsidiary in March 2008.

Sales of large presses, such as AC Servo presses and high-speed transfer lines, remained strong. Meanwhile, sales of sheet metal machines and small presses sharply fell, as a restraint mood for capital investment by automobile manufacturing and other industries became clearer and more evident in the second half period of the current fiscal year. In comparison, sales of Komatsu NTC-made wire saws expanded markedly against the backdrop of accelerating growth of the solar cell market.

2. Financial Conditions

As of December 31, 2008, total assets had decreased by ¥51.5 billion from the previous fiscal year-end, to ¥2,053.6 billion (US$22,567 million). This decrease is mainly attributable to the Japanese yen’s appreciation against other currencies and decreased assets of overseas subsidiaries. Interest-bearing debt grew by ¥149.4 billion from the previous fiscal year-end, to ¥601.5 billion (US$6,610 million). Shareholders’ equity amounted to ¥835.7 billion (US$9,184 million), down ¥51.4 billion from the previous fiscal year-end, although retained earnings increased. This is mainly due to a decrease in accumulated other comprehensive income resulting from the Japanese yen’s appreciation. As a result, shareholders’ equity ratio decreased by 1.4 percentage points from the previous fiscal year-end, to 40.7%. Net debt-to-equity ratio* was 0.60 compared to 0.39 as of the previous fiscal year-end.

Net cash provided by operating activities for the nine-month period under review amounted to ¥47.1 billion (US$518 million), resulting from increased working capital, which partly offset in net income. Net cash used in investing activities totaled ¥114.5 billion (US$1,259 million), resulting from investments for expanded production capacity and improved productivity in Japan and overseas. Net cash provided by financing activities amounted to ¥69.3 billion (US$763 million), reflecting proceeds from long-term debt and an increase in short-term debt.

As a result of the above, cash and cash equivalents, as of December 31, 2008, decreased by ¥3.3 billion yen from the previous fiscal year-end, to ¥98.6 billion (US$1,084 million).

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits)/Shareholders’ equity

	As of Dec. 31, 2008	As of Mar. 31, 2008
Shareholders’ equity ratio (%)	40.7	42.1
Shareholders’ equity ratio at aggregate market value (%)	52.7	130.7
Years of debt redemption	9.6	2.8
Interest coverage ratio	4.2	9.6

-	Shareholders’ equity ratio: Shareholders’ equity/Total assets

-	Shareholders’ equity ratio at aggregate market value: Aggregate market value of outstanding shares of common stock/Total assets

-	Years of debt redemption term: Interest-bearing debt/Net cash provided by operating activities

-	Interest coverage ratio: Net cash provided by operating activities/Interest expense

3. Projections for the Fiscal Year Ending March 31, 2009

Concerning the projection of business results for the fiscal year ending March 31, 2009, Komatsu already announced the following revision on January 23, 2009.

In the construction, mining and utility equipment business, while demand remained sluggish in Japan, North America and Europe, it continued to expand in emerging economies against the background of brisk infrastructure investment and resource development until the end of the first half period of the current fiscal year. However, the financial turmoil, which originated in the United States last fall, has adversely affected emerging economies, suddenly changing Komatsu’s business environment. With a quick and drastic drop in demand around the world, Komatsu expects to face a similar challenging environment in the fourth quarter (January - March, 2009) of the current fiscal year. In addition to demand sliding worldwide, Komatsu has been making a sizable adjustment of production in order to ensure an appropriate level of distributors’ inventories as soon as possible. Currencies of resource-rich countries, such as Australia, Russia, South Africa and Brazil, have remained depreciated against the Japanese yen. In light of these factors, Komatsu anticipates that full-year sales will be lower than the previous fiscal year. In the industrial machinery and others business, Komatsu also anticipates that full-year sales will be lower than the previous fiscal year, as adversely affected by rapidly curtailed capital investment in automobile manufacturing and other industries since last fall. Mainly due to projected declines in sales of these two segments, Komatsu projects that profits for the current fiscal year will be lower than the previous fiscal year. With respect to foreign exchange rates for the fourth quarter on which the new projection is based, Komatsu assumes ¥90 per US$1 and ¥120 per EUR1.

Billions of yen

	Projection for FY ending March 31, 2009 (A)	Results for FY ended March 31, 2008 (B)	Changes Increase (Decrease) (A)-(B)/(B)
Net sales	2,030.0	2,243.0	(9.5)%
Operating income	200.0	332.8	(39.9)%
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	175.0	322.2	(45.7)%
Net income	110.0	208.7	(47.3)%

With respect to the projection for non-consolidated business results for the fiscal year ending March 31, 2009, Komatsu revised and announced it on January 23, 2009. For details, refer to the “Revision of Projections for the Fiscal Year Ending March 31, 2009.”

4. Basic Policy for Redistribution of Profits

Komatsu is building a sound financial position and flexible and agile corporate strengths to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the policy of redistributing profits by considering consolidated business results and continuing stable dividends.

Specifically, the Company has set the goal of a consolidated payout ratio of 20% or higher, and maintains the policy of not decreasing dividends, as long as a consolidated payout ratio will not surpass 40%.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

5. Financial statement

(1) Consolidated Balance Sheets

Assets

Millions of yen

	As of December 31, 2008		As of March 31, 2008
		Ratio (%)		Ratio (%)
Current assets
Cash and cash equivalents	¥98,618		¥102,010
Time deposits	41		97
Trade notes and accounts receivable	412,462		523,624
Inventories	540,523		518,441
Deferred income taxes and other current assets	143,144		129,505

Total current assets	1,194,788	58.2	1,273,677	60.5

Long-term trade receivables	98,407	4.8	89,695	4.3

Investments
Investments in and advances to affiliated companies	20,896		22,884
Investment securities	64,119		79,479
Other	11,174		11,575

Total investments	96,189	4.7	113,938	5.4

Property, plant and equipment - Less accumulated depreciation	523,875	25.5	491,146	23.3

Goodwill	30,228	1.5	31,833	1.5
Other intangible assets	61,709	3.0	61,916	2.9
Deferred income taxes and other assets	48,406	2.3	42,941	2.1

Total	¥2,053,602	100.0	¥2,105,146	100.0

Liabilities and Shareholders’ Equity

Millions of yen

	As of December 31, 2008		As of March 31, 2008
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥214,890		¥108,890
Current maturities of long-term debt	92,490		107,928
Trade notes, accounts payable and bills payable	319,430		387,104
Income taxes payable	9,120		52,453
Deferred income taxes and other current liabilities	180,426		205,157

Total current liabilities	816,356	39.7	861,532	40.9

Long-term liabilities
Long-term debt	294,156		235,277
Liability for pension and retirement benefits	35,118		38,910
Deferred income taxes and other liabilities	41,882		52,062

Total long-term liabilities	371,156	18.1	326,249	15.5

Minority interests	30,368	1.5	30,239	1.5

Shareholders’ equity
Common stock	67,870		67,870
Capital surplus	140,151		138,170
Retained earnings:
Appropriated for legal reserve	27,341		26,714
Unappropriated	754,877		685,986
Accumulated other comprehensive income (loss)	(119,428)		(28,779)
Treasury stock	(35,089)		(2,835)

Total shareholders’ equity	835,722	40.7	887,126	42.1

Total	¥2,053,602	100.0	¥2,105,146	100.0

(2) Consolidated Statements of Income

Nine months ended December 31, 2008

Millions of yen

	Nine months ended December 31, 2008
		Ratio (%)
Net sales	¥1,642,689	100.0
Cost of sales	1,199,279	73.0
Selling, general and administrative expenses	242,444	14.8
Other operating income (expenses)	(795)	(0.0)

Operating income	200,171	12.2

Other income (expenses)	(22,067)
Interest and dividend income	6,696	0.4
Interest expense	(11,273)	(0.7)
Other-net	(17,490)	(1.1)

Income before income taxes, minority interests and equity in earnings of affiliated companies	178,104	10.8

Income taxes	60,470	3.7
Income before minority interests and equity in earnings of affiliated companies	117,634	7.2
Minority interests in income of consolidated subsidiaries	(5,142)	(0.3)
Equity in earnings of affiliated companies	829	0.1

Net income	¥113,321	6.9

		Yen
Net income per share
Basic	114.30
Diluted	114.21

Three months ended December 31, 2008

Millions of yen

	Three months ended December 31, 2008
		Ratio (%)
Net sales	¥431,401	100.0
Cost of sales	313,604	72.7
Selling, general and administrative expenses	76,220	17.7
Other operating income (expenses)	(1,060)	(0.2)

Operating income	40,517	9.4

Other income (expenses)	(19,141)
Interest and dividend income	2,282	0.5
Interest expense	(3,708)	(0.9)
Other-net	(17,715)	(4.1)

Income before income taxes, minority interests and equity in earnings of affiliated companies	21,376	5.0

Income taxes	7,069	1.6
Income before minority interests and equity in earnings of affiliated companies	14,307	3.3
Minority interests in income of consolidated subsidiaries	(822)	(0.2)
Equity in earnings of affiliated companies	(505)	(0.1)

Net income	¥12,980	3.0

		Yen
Net income per share
Basic	13.19
Diluted	13.19

(3) Consolidated Statement of Cash Flows

Millions of yen

Nine months ended December 31, 2008
Operating activities
Net income	¥113,321
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	70,343
Deferred income taxes	1,476
Net loss (gain) from sale of investment securities and subsidiaries	2,182
Net loss (gain) on sale of property	162
Loss on disposal of fixed assets	2,314
Pension and retirement benefits, net	(2,266)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	57,245
Decrease (increase) in inventories	(84,306)
Increase (decrease) in trade payables	(35,905)
Increase (decrease) in income taxes payable	(42,433)
Other, net	(35,017)

Net cash provided by operating activities	47,116

Investing activities
Capital expenditures	(107,408)
Proceeds from sale of property	4,481
Proceeds from sale of available for sale investment securities	619
Purchases of available for sale investment securities	(12,803)
Acquisition of subsidiaries and equity investees, net of cash acquired	135
Collection of loan receivables	5,128
Disbursement of loan receivables	(3,416)
Decrease (increase) in time deposits	(1,315)

Net cash used in investing activities	(114,579)

Financing activities
Proceeds from long-term debt	96,685
Repayments on long-term debt	(54,944)
Increase (decrease) in short-term debt, net	129,114
Repayments of capital lease obligations	(24,570)
Sale (purchase) of treasury stock, net	(32,831)
Dividends paid	(43,803)
Other, net	(257)

Net cash provided by financing activities	69,394

Effect of exchange rate change on cash and cash equivalents	(5,323)

Net increase (decrease) in cash and cash equivalents	(3,392)

Cash and cash equivalents, beginning of year	102,010

Cash and cash equivalents, end of period	¥98,618

(4) Notes on Premise Going Concern

Not applicable.

(5) Business Segment Information

Nine months ended December 31, 2008

< Information by Business Segment >

Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	1,428,649	214,040	1,642,689	—	1,642,689
Intersegment	3,659	18,922	22,581	(22,581)	—
Total	1,432,308	232,962	1,665,270	(22,581)	1,642,689
Segment profit	188,074	16,296	204,370	(3,404)	200,966

Notes: 1)	Starting in the current fiscal year under review, after the reassessment of its management decision-making units, Komatsu has changed its business segmentation to the following two segments of a) Construction, Mining and Utility Equipment, and b) Industrial Machinery and Others.

2)	Business categories and principal products & services included in each business segment are as follows:

a) Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, engines & components, casting products, industrial vehicles, and logistics

b) Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others

3)	Transfers between segments are made at estimated arm’s-length prices.

< Information by Region >

Millions of yen

	Japan	Americas	Europe & CIS	Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	681,726	379,596	234,254	347,113	1,642,689	—	1,642,689
Intersegment	323,059	36,475	18,586	27,114	405,234	(405,234)	—
Total	1,004,785	416,071	252,840	374,227	2,047,923	(405,234)	1,642,689
Segment profit	69,560	49,941	23,089	51,718	194,308	6,658	200,966

Note: Transfers between segments are made at estimated arm’s-length prices.

< Overseas Sales >

Millions of yen

	Americas	Europe & CIS	Others	Total
Overseas sales	410,944	249,337	635,071	1,295,352
Consolidated net sales	—	—	—	1,642,689
Ratio of overseas sales to consolidated net sales (%)	25.0	15.2	38.7	78.9

Notes: 1)	Overseas sales represent the sales of Komatsu to customers in countries or regions other than Japan.

2)	Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:

	a) Americas:	North America and Latin America

	b) Europe & CIS:	Germany, U.K. and Russia

	c) Others:	China, Oceania, Southeast Asia, Middle East and Africa

Three months ended December 31, 2008

< Information by Business Segment >

Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	378,424	52,977	431,401	—	431,401
Intersegment	933	5,900	6,833	(6,833)	—
Total	379,357	58,877	438,234	(6,833)	431,401
Segment profit	39,326	2,352	41,678	(101)	41,577

Notes: 1)	Starting in the current fiscal year under review, after the reassessment of its management decision-making units, Komatsu has changed its business segmentation to the following two segments of a) Construction, Mining and Utility Equipment, and b) Industrial Machinery and Others.

2)	Business categories and principal products & services included in each business segment are as follows:

a) Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, engines & components, casting products, industrial vehicles, and logistics

b) Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others

3)	Transfers between segments are made at estimated arm’s-length prices.

< Information by Region >

Millions of yen

	Japan	Americas	Europe & CIS	Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	201,142	100,430	46,048	83,781	431,401	—	431,401
Intersegment	83,862	10,106	6,582	6,094	106,644	(106,644)	—
Total	285,004	110,536	52,630	89,875	538,045	(106,644)	431,401
Segment profit	1,018	12,004	3,671	9,440	26,133	15,444	41,577

Note: Transfers between segments are made at estimated arm’s-length prices.

< Overseas Sales >

Millions of yen

	Americas	Europe & CIS	Others	Total
Overseas sales	109,961	48,816	160,244	319,021
Consolidated net sales	—	—	—	431,401
Ratio of overseas sales to consolidated net sales (%)	25.5	11.3	37.1	73.9

Notes: 1)	Overseas sales represent the sales of Komatsu to customers in countries or regions other than Japan.

2)	Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:

	a) Americas:	North America and Latin America

	b) Europe & CIS:	Germany, U.K. and Russia

	c) Others:	China, Oceania, Southeast Asia, Middle East and Africa

(6) Note in case of a notable change in the amount of shareholders’ equity

Based on the resolution made by the Board of Directors to improve capital efficiency and promote redistribution of profits to shareholders, the Company repurchased 27,106,600 shares of its common stock from the marketplace for ¥29,997 million in November through December 2008. For any related changes, refer to the Consolidated Statements of Shareholders’ Equity below.

Consolidated Statement of Shareholders’ Equity

Millions of yen

Nine months ended December 31, 2008
Common stock
Balance, beginning of year	¥67,870

Balance, end of period	¥67,870

Capital surplus
Balance, beginning of year	¥138,170
Sales of treasury stock	1,629
Issuance and exercise of stock acquisition rights	352

Balance, end of period	¥140,151

Retained earnings, appropriated for legal reserve
Balance, beginning of year	¥26,714
Transfer from unappropriated retained earnings	627

Balance, end of period	¥27,341

Unappropriated retained earnings
Balance, beginning of year	¥685,986
Net income	113,321
Cash dividends paid	(43,803)
Transfer to retained earnings appropriated for legal reserve	(627)

Balance, end of period	¥754,877

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(28,779)
Other comprehensive income (loss), net of tax	(90,649)

Balance, end of period	¥(119,428)

Treasury stock
Balance, beginning of year	¥(2,835)
Purchase of treasury stock	(33,080)
Sales of treasury stock	826

Balance, end of period	¥(35,089)

Total shareholders’ equity	¥835,722

Disclosure of comprehensive income (loss)
Net income	¥113,321
Other comprehensive income (loss), net of tax	(90,649)

Comprehensive income	¥22,672

[Reference]

Financial Statements for the Same Period of the Previous Fiscal Year

(1) Condensed Consolidated Statement of Income

Millions of yen

	Nine months ended December 31, 2007
		Ratio (%)
Net sales	¥1,629,026	100.0
Cost of sales	1,159,163	71.2
Selling, general and administrative expenses	229,375	14.1
Other operating income (expenses)	954	0.1

Operating income	241,442	14.8

Other income (expenses)
Interest and dividend income	7,914	0.5
Interest expense	(12,736)	(0.8)
Other-net	(1,854)	(0.1)

Other income (expenses)	(6,676)

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	234,766	14.4

Income taxes	86,425	5.3
Minority interests in income of consolidated subsidiaries	(6,672)	(0.4)
Equity in earnings of affiliated companies	4,899	0.3

Income from continuing operations	146,568	9.0

Income from discontinued operations	4,978	0.3

Net income	¥151,546	9.3

(2) Business Segment Information

Nine months ended December 31, 2007

Millions of yen

	Nine months ended December 31, 2007
	Sales	Segment profit	Segment profit ratio (%)
Construction and Mining Equipment	1,397,528	217,302	15.5
Industrial Machinery, Vehicles and Others	329,994	25,455	7.7
Subtotal	1,727,522	242,757	14.1
Corporate & elimination	(98,496)	(2,269)	—
Total	1,629,026	240,488	14.8

Notes:  Although Komatsu has changed its business segmentation starting in the current fiscal year under review, the above figures are presented according to the old segmentation.

Three months ended December 31, 2007

Millions of yen

	Three months ended December 31, 2007
	Sales	Segment profit	Segment profit ratio (%)
Construction and Mining Equipment	469,756	71,108	15.1
Industrial Machinery, Vehicles and Others	113,184	8,527	7.5
Subtotal	582,940	79,635	13.7
Corporate & elimination	(33,956)	(893)	—
Total	548,984	78,742	14.3

Notes:	Although Komatsu has changed its business segmentation starting in the current fiscal year under review, the above figures are presented according to the old segmentation.

(end)

For Immediate Release

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: January 29, 2009
URL: http://www.komatsu.com/

Announcement Concerning Reorganization of Japanese Sales and Service Structure for Construction Equipment: To implement a simplified absorption-type split by positioning a wholly owned subsidiary as a Successor Company

In September 2008, Komatsu Ltd. (hereinafter “Komatsu”) (President & CEO: Kunio Noji) decided on a reorganization designed to further reinforce its sales and service capabilities for construction equipment in Japan in order to ensure sustainable growth and further business expansion. As a main part of this reorganization, Komatsu Tokyo Ltd. (hereinafter “Komatsu Tokyo”) and 11 other consolidated sales and service subsidiaries (of all 30 distributors in Japan) and Komatsu All Parts Support Ltd., a wholly owned subsidiary engaging in the sale of wear-out parts for construction equipment, will be merged, effective April 1, 2009.

In conjunction with this reorganization, Komatsu resolved at its Board of Directors’ meeting, held on January 29, 2009, that Komatsu Tokyo, a wholly owned subsidiary of Komatsu and Successor Company of the above-mentioned merger (hereinafter “Merger”), will succeed Komatsu’s sales and service business for construction equipment (excluding underground construction equipment) in Japan (hereinafter “Split-off Business”) in the form of a company split (absorption-type split) (hereinafter “Company Split”).

As this Company Split is a simplified absorption-type company split in which the wholly owned subsidiary will become the Successor Company, some disclosure items and details are omitted in this news release.

Komatsu expects that the effects of this Company Split on its consolidated business results will be minimal. In addition, as of the effective date of the Merger (planned for April 1, 2009), Komatsu Tokyo Ltd. will change its name to Komatsu Construction Equipment Sales and Service Japan Ltd. (hereinafter “Komatsu C.E. Sales & Service Japan”).

1. Purpose of Company Split

Against the background of market expansion in emerging economies and resource-rich countries in particular, the proportion of the Japanese market in the global marketplace has been becoming smaller year after year. However, the roles of Komatsu’s construction equipment business in Japan still remain very important. To work for further growth of its construction equipment business, Komatsu is determined, through this reorganization, to not only enhance its competitive strength in Japan but also further improve sales and service engineering capabilities in the Mother Market of Japan. By building on these improvements, Komatsu will also aggressively apply them overseas in order to ensure global growth.

Through this reorganization, Komatsu C.E. Sales & Service Japan will be better positioned to not only carry out strategies horizontally and accelerate the decision-making speed, but also foster the growth of high caliber personnel with strong workplace capabilities and allocate them efficiently.

Moreover, Komatsu C.E. Sales & Service Japan will work to understand market information ever more accurately and promptly than before, thereby responding to diversifying customer needs accurately and improving customer satisfaction.

Outline of Reorganization (announced in September 2008)

1)	Merger-Applicable Subsidiaries: Twelve (12) distributors and Komatsu All Parts Support Ltd.

(1) Komatsu Hokkaido Ltd., (2) Komatsu Aomori Ltd., (3) Komatsu Miyagi Ltd.,

(4) Komatsu Niigata Ltd., (5) Komatsu Tokyo Ltd., (6) Komatsu Gifu Ltd.,

(7) Komatsu Tokai Ltd., (8) Komatsu Kinki Ltd., (9) Komatsu Chugoku Ltd.,

(10) Komatsu Shikoku Ltd., (11) Komatsu Nishi-Nihon Ltd., and (12) Komatsu Okinawa Ltd.

2)	Outline of New Company (Planned)

Corporate name:	Komatsu Construction Equipment Sales and Service Japan Ltd.*

Representative:	Shinichiro Komiya, President (Currently, Executive Officer and President, Japanese Marketing, Construction & Mining Equipment Marketing Division, Komatsu Ltd.)

Line of business:	Sales and service of construction equipment in Japan

Annual sales:	Approx. 200 billion yen (projected after merger)

Capitalized:	950 million yen*

Effective date of merger: April 1, 2009

Head office: 2-5-8 Fuchinobe, Sagamihara-shi, Kanagawa Prefecture, Japan*

*	Changed from the announcement of September 2008.

2. Outline of Company Split

1)	Schedule of Company Split

January 29, 2009:	Resolution of Company Split by the Board of Directors
January 29, 2009:	Execution of the Company Split Agreement by the Board of Directors
April 1, 2009:	Scheduled date of Company Split (effective date)(planned)

This Company Split will be conducted as prescribed in Article 784, Paragraph 3, of the Company Law of Japan, for which a resolution of the general shareholders’ meeting will not be required as prescribed in Article 783, Paragraph 1, of the same law.

2)	Split Method

Simplified absorption-type split, in which Komatsu shall be the Splitting Company and its wholly owned subsidiary, Komatsu Tokyo, shall be the Successor Company.

3) Split-related Allotment of Shares

This Company Split concerns a split between wholly owned subsidiaries of Komatsu, and thus the Successor Company shall not allocate any shares to the Splitting Company in relation to the Company Split.

4)	Decrease in Capital Due to Company Split

There is nothing applicable.

5)	Handling of Stock Subscription Rights and Bonds with Stock Subscription Rights of the Splitting Company

There is nothing applicable.

6)	Rights and Obligations to Be Succeeded by the Successor Company

(1) Assets and Liabilities and Rights and Obligations Thereof

Based on the Absorption-Type Company Split Agreement of January 29, 2009 concluded by Komatsu and Komatsu Tokyo, Komatsu Tokyo shall succeed assets, liabilities, a position prescribed in the Agreement and all related rights and obligations of the Split-off Business from Komatsu.

(2) Rights and Obligations Related to Employment Contract

Komatsu Tokyo shall not succeed rights or obligations related to the employment contract concluded by employees engaging primarily in the Split-off Business and Komatsu.

7)	Prospects of Fulfilling Obligations

Komatsu believes that there is no issue with respect to the prospect for fulfilling obligations to be borne by Komatsu and Komatsu Tokyo.

3. Outline of the Parties Concerned in the Split (At March 31, 2008)

1. Corporate name	Komatsu Ltd.		Komatsu Tokyo Ltd.*

2. Line of business	R&D, production, sales and service of construction, mining and utility equipment as well as industrial machinery and other products		Sales and service of construction, mining and utility equipment

3. Date of incorporation	May 13, 1921		March 3, 1967

4. Location of head office	2-3-6 Akasaka, Minato-ku, Tokyo, Japan		2-5-8 Fuchinobe, Sagamihara-shi, Kanagawa Prefecture, Japan

5. Representative	Kunio Noji, President & CEO		Takenori Tokunaga, President

6. Capitalized	¥70,120 million		¥950 million

7. Shares issued and outstanding	998,744,060		917,751

8. Net assets	¥887,126 million (consolidated)		¥5,228 million (non-consolidated)

9. Total assets	¥2,105,146 million (consolidated)		¥17,437 million (non-consolidated)

10. Fiscal year-end	March 31		March 31

11. Major shareholders and shareholding ratios	Japan Trustee Services Bank, Ltd. (Trust Account)	6.83%	Komatsu Ltd.	100%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	6.56%
	Taiyo Life Insurance Company	4.72%
	Nippon Life Insurance Company	3.33%
	State Street Bank and Trust Company (Standing proxy: Kabuto-cho Securities Settlement Services Division, Mizuho Corporate Bank, Ltd.)	3.24%

*	As of April 1, 2009 (scheduled), the effective date of this Merger, Komatsu Tokyo shall change its corporate name to Komatsu Construction Equipment Sales and Service Japan Ltd.

4. Outline of Split-off Business

1) Line of Business of the Split-off Business

Sales and service of construction equipment (excluding underground construction equipment) in Japan

2) Business Results of the Split-off Business (For the fiscal year ended March 31, 2008)

	Split-off Business (a)	Komatsu Ltd. (non-consolidated) (b)	Ratio (a/b)
Net sales	¥145,015 million	¥926,731 million	15.6%

3) Items and Values of Assets and Liabilities to Be Split (At September 30, 2008)

Assets		Liabilities
Items	Book value	Items	Book value
Current assets	¥26 million	Current liabilities	¥56 million
Long-term assets	¥6,178 million	Long-term liabilities	—
Total	¥6,205 million	Total	¥56 million

5. Status of the Listed Company following Company Split

1. Corporate name	Komatsu Ltd.
2. Line of business	R&D, production, sales and service of construction, mining and utility equipment as well as industrial machinery and other products
3. Location of head office	2-3-6 Akasaka, Minato-ku, Tokyo, Japan
4. Representative	Kunio Noji, President & CEO
5. Capitalized	¥70,120 million
6. Fiscal year-end	March 31
7. Prospects	Komatsu expects that the effects of this Company Split on its consolidated business results will be minimal.

(end)